United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 11-K



    [ X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1997


                                       OR


    [  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934


                          Commission file number 1-7784


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203




                          Independent Auditors' Report

The Board of Directors
Century Telephone Enterprises, Inc.:

We have audited the accompanying statements of assets available for benefits with fund information of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1997 and 1996, and the changes in assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

/s/ KPMG PEAT MARWICK LLP

Shreveport, Louisiana
June 12, 1998



                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
        Statement of Assets Available for Benefits With Fund Information
                                December 31, 1997

                                           Century                  Asset     Growth                  Money      Bond
                                            Common    S & P 500  Allocation    Stock       Loan       Market     Index
                                         Stock Fund  Stock Fund     Fund       Fund        Fund        Fund      Fund     Sub-total
-----------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
  Investments, at fair value            $39,314,118  10,877,636  8,679,893  8,377,309  4,000,875   3,706,499  1,386,612  76,342,942
  Cash                                      545,485           -          -          -          -           -          -     545,485
  Contributions receivable - employer       481,963           -          -          -          -           -          -     481,963
  Contributions receivable - employee         4,722       7,906      2,839      4,007          -     142,629        814     162,917
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                          $40,346,288  10,885,542  8,682,732  8,381,316  4,000,875   3,849,128  1,387,426  77,533,307
===================================================================================================================================


                                                       Lifepath   Lifepath   Lifepath   Lifepath   Lifepath      Sweep    Combined
                                          Sub-total   2000 Fund  2010 Fund  2020 Fund  2030 Fund  2040 Fund     Account     Funds
-----------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments, at fair value           $76,342,942      23,830    713,776    621,617    329,248     961,110          -  78,992,523
   Cash                                     545,485           -          -          -          -           -          -     545,485
   Contributions receivable - employer      481,963           -          -          -          -           -          -     481,963
   Contributions receivable - employee      162,917           -        118      2,978      1,244         893          -     168,150
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                          $77,533,307      23,830    713,894    624,595    330,492     962,003          -  80,188,121
====================================================================================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
        Statement of Assets Available for Benefits With Fund Information
                                December 31, 1996

                                         Century      Growth     Asset                                Money      Bond
                                         Common       Stock   Allocation  S & P 500      Loan        Market      Index
                                       Stock Fund      Fund      Fund     Stock Fund     Fund         Fund       Fund     Sub-total
-----------------------------------------------------------------------------------------------------------------------------------
PLAN ASSETS
   Investments, at fair value         $23,454,310   8,306,406  7,241,247   6,841,549   3,947,245   2,651,811  1,177,876  53,620,444
   Cash                                   229,967           -          -           -           -           -          -     229,967
   Contributions receivable - employer    369,015           -          -           -           -           -          -     369,015
   Contributions receivable - employee        288           -          -           -           -           -          -         288
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                        $24,053,580   8,306,406  7,241,247   6,841,549   3,947,245   2,651,811  1,177,876  54,219,714
===================================================================================================================================

                                                    Lifepath    Lifepath    Lifepath    Lifepath   Lifepath      Sweep     Combined
                                       Sub-total   2000 Fund   2010 Fund   2020 Fund   2030 Fund  2040 Fund     Account     Funds
-----------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments, at fair value         $53,620,444      82,616    579,007     396,566      93,545     244,992          -  55,017,170
   Cash                                   229,967           -          -           -           -           -          -     229,967
   Contributions receivable - employer    369,015           -          -           -           -           -          -     369,015
   Contributions receivable - employee        288           -          -           -           -           -          -         288
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                        $54,219,714      82,616    579,007     396,566      93,545     244,992          -  55,616,440
===================================================================================================================================

See accompanying notes to financial statements.



                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
  Statement of Changes in Assets Available for Benefits With Fund Information
                      For the Year Ended December 31, 1997

                                         Century                  Asset      Growth                   Money        Bond
                                          Common    S & P 500  Allocation     Stock        Loan       Market      Index
                                       Stock Fund  Stock Fund     Fund        Fund         Fund        Fund        Fund   Sub-total
------------------------------------------------------------------------------------------------------------------------------------
Additions to assets:
Investment income
   Net appreciation (depreciation)
     in fair value of investments     $14,905,720   2,166,411    541,437    (318,542)          -           -     36,534  17,331,560
   Other income                                 -     377,586  1,092,202     655,847           -     162,527     87,027   2,375,189
   Interest income                         17,188           -          -           -     464,248           -          -     481,436
   Dividends - Common Stock of
     Century Telephone Enterprises, Inc.  289,047           -          -           -           -           -          -     289,047
-----------------------------------------------------------------------------------------------------------------------------------
        Net investment income          15,211,955   2,543,997  1,633,639     337,305     464,248     162,527    123,561  20,477,232
-----------------------------------------------------------------------------------------------------------------------------------

Contributions
   Participants                         1,566,011   1,294,820    767,969   1,330,796           -     492,249    138,928   5,590,773
   Company                              2,634,638           -          -           -           -           -          -   2,634,638
-----------------------------------------------------------------------------------------------------------------------------------
        Total contributions             4,200,649   1,294,820    767,969   1,330,796           -     492,249    138,928   8,225,411
-----------------------------------------------------------------------------------------------------------------------------------
        Total additions                19,412,604   3,838,817  2,401,608   1,668,101     464,248     654,776    262,489  28,702,643
-----------------------------------------------------------------------------------------------------------------------------------

Deductions from assets:
   Participant withdrawals              1,872,535     458,174    602,966     834,986     200,247     896,117    115,226   4,980,251
   Other, net                            (111,738)    (33,774)    (3,110)    (17,141)          -    (114,439)    (2,092)   (282,294)
-----------------------------------------------------------------------------------------------------------------------------------
        Total deductions                1,760,797     424,400    599,856     817,845     200,247     781,678    113,134   4,697,957
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                  17,651,807   3,414,417  1,801,752     850,256     264,001    (126,902)   149,355  24,004,686
Interfund transfers                    (1,359,099)    629,576   (360,267)   (775,346)   (210,371)  1,324,219     60,195    (691,093)
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                16,292,708   4,043,993  1,441,485      74,910      53,630   1,197,317    209,550  23,313,593

Assets available for benefits:
   Beginning of year                   24,053,580   6,841,549  7,241,247   8,306,406   3,947,245   2,651,811  1,177,876  54,219,714
-----------------------------------------------------------------------------------------------------------------------------------
   End of year                        $40,346,288  10,885,542  8,682,732   8,381,316   4,000,875   3,849,128  1,387,426  77,533,307
===================================================================================================================================

See accompanying notes to financial statements.



                      CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
  Statement of Changes in Assets Available for Benefits With Fund Information,
                                   Continued
                      For the Year Ended December 31, 1997

                                                     Lifepath   Lifepath    Lifepath    Lifepath    Lifepath      Sweep    Combined
                                        Sub-total   2000 Fund  2010 Fund   2020 Fund   2030 Fund   2040 Fund     Account     Funds
-----------------------------------------------------------------------------------------------------------------------------------

Additions to assets:
Investment income
   Net appreciation (depreciation)
     in fair value of investments     $17,331,560       1,978     57,422      58,195      28,477      72,575          -  17,550,207
   Other income                         2,375,189       2,204     42,021      32,367      12,278      50,478          -   2,514,537
   Interest income                        481,436           -          -           -           -           -         81     481,517
   Dividends - Common Stock
     of Century Telephone
     Enterprises, Inc.                    289,047           -          -           -           -           -          -     289,047
-----------------------------------------------------------------------------------------------------------------------------------
        Net investment income          20,477,232       4,182     99,443      90,562      40,755     123,053         81  20,835,308
-----------------------------------------------------------------------------------------------------------------------------------

Contributions
   Participants                         5,590,773      11,641    112,551     127,991      80,431     179,320          -   6,102,707
   Company                              2,634,638           -          -           -           -           -          -   2,634,638
----------------------------------------------------------------------------------------------------------------------------------
        Total contributions             8,225,411      11,641    112,551     127,991      80,431     179,320          -   8,737,345
-----------------------------------------------------------------------------------------------------------------------------------
        Total additions                28,702,643      15,823    211,994     218,553     121,186     302,373         81  29,572,653
-----------------------------------------------------------------------------------------------------------------------------------

Deductions from assets:
   Participant withdrawals              4,980,251      89,006    114,809      95,530       3,787      10,560      7,912   5,301,855
   Other, net                            (282,294)     (1,603)       273         380         236     (21,296)     3,421    (300,883)
-----------------------------------------------------------------------------------------------------------------------------------
        Total deductions                4,697,957      87,403    115,082      95,910       4,023     (10,736)    11,333   5,000,972
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior to
    interfund transfers                24,004,686     (71,580)    96,912     122,643     117,163     313,109    (11,252) 24,571,681

Interfund transfers                      (691,093)     12,794     37,975     105,386     119,784     403,902     11,252           -
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                23,313,593     (58,786)   134,887     228,029     236,947     717,011          -  24,571,681

Assets available for benefits:
   Beginning of year                   54,219,714      82,616    579,007     396,566      93,545     244,992          -  55,616,440
-----------------------------------------------------------------------------------------------------------------------------------
   End of year                        $77,533,307      23,830    713,894     624,595     330,492     962,003          -  80,188,121
===================================================================================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements
                                December 31, 1997


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

     Basis of Presentation

     The Century Telephone Enterprises, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

     The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

     The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     Participation

     Participation in the Plan is available to each employee of Century Telephone Enterprises, Inc. and its participating subsidiaries (the
     Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

     In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of compensation. Beginning in July 1996, the percentage of compensation a participant elects to defer applies to the participant's base pay plus certain incentive compensation received, including certain cash bonuses, commissions, and lump sums granted in lieu of pay increases. For periods prior to July 1996, the percentage of compensation a participant elected to defer applied to the participant's base pay only, excluding bonuses, overtime pay and certain other non-salary compensation. The amount of compensation deferred by each participant is credited to an account
     (Participant Contribution Account) maintained for each participant by the Trustee. The Participant Contribution Account is self-directed.

     As of the end of each payroll period, the Company contributes to an account (Employer Contribution Account) for each participant a contribution equal to 50% of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to the Plan. Company contributions may be made in cash or Century Telephone Enterprises, Inc. Common Stock (Century Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of Century Common Stock.

     An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

     The interest of a participant in his Participant Contribution Account, his Participant Rollover Account and his Employer Contribution Account is fully vested and non-forfeitable at all times.

     Reports to Participants

     All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

     Distributions

     If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed,
     (i) his spouse, (ii) his children, or (iii) his estate.

     Withdrawals

     No withdrawals will be permitted from an Employer Contribution Account. A withdrawal may be made from a Participant Contribution Account or a Participant Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Loans to Participants

     The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

     Trustee

     The Trustee of the Plan, as of December 31, 1997, was Barclays Global Investors (BGI). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

     Administration

     The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

     Market Value Determination

     Investments in Century Common Stock are valued at the closing market quote on December 31, 1997 and 1996, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding which approximates market value.

(2)  DESCRIPTION OF THE FUNDS

     The following is a description of each of the funds available to Plan participants as of December 31, 1997:

    (a) Century Common Stock Fund - consists primarily of shares of Century Common Stock (49.0% and 42.2% of assets at December 31, 1997 and 1996, respectively).

    (b)  Growth Stock Fund - consists  primarily of investments in common stocks
         (10.4%   and  14.9%  of  assets  at   December   31,   1997  and  1996,
         respectively).

    (c) Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments (10.8% and 13.0% of assets at December 31, 1997 and 1996, respectively).

    (d) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (13.6% and 12.3% of assets at December 31, 1997 and 1996, respectively).

    (e) Loan Fund - represents loans to participants from the participants' investment accounts (5.0% and 7.1% of assets at December 31, 1997 and 1996, respectively).

    (f) Money Market Fund - consists primarily of short-term investments in various money market instruments (4.6% and 4.8% of assets at December 31, 1997 and 1996, respectively).

    (g) Bond Index Fund - consists primarily of investments in government and corporate bonds (1.7% and 2.1% of assets at December 31, 1997 and 1996, respectively).

    (h) Lifepath 2000 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2000 (.03% and .1% of assets at December 31, 1997 and 1996, respectively).

    (i) Lifepath 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 (.9% and 1.0% of assets at December 31, 1997 and 1996, respectively).

    (j) Lifepath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 (.8% and .7% of assets at December 31, 1997 and 1996, respectively).

    (k) Lifepath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 (.4% and .2% of assets at December 31, 1997 and 1996, respectively).

    (l) Lifepath 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 (1.2% and .4% of assets at December 31, 1997 and 1996, respectively).

     A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, a participant can only change his contribution percentage on a quarterly basis.

     All amounts allocated to a participant's Employer Contribution Account are invested in Century Common Stock. Participants who have attained age 55 may redirect the investment of the balance in their Employer Contribution Account.

(3)  INCOME TAXES

     The Plan and related trust meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in July 1996 related to the Plan.

(4)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by BGI. BGI is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to BGI for trustee, investment management, record keeping and other services amounted to $189,917 for the year ended December 31, 1997.

(5)  CONCENTRATION OF INVESTMENTS

     As of December 31, 1997, 49.0% of the assets available for benefits were invested in Century Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by BGI.

(6)  COMPANY/PARTICIPANT DIRECTED FUNDS

     The Century Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 55 or older. Such contributions can be redirected by these participants to the funds of their choice. All other funds are participant directed.

     The following Statements of Assets Available for Benefits - Century Common Stock Fund and Statement of Changes in Assets Available for Benefits - Century Common Stock Fund, which include estimates made by BGI, detail the Company directed and Participant directed portions of the Century Common Stock Fund.


                      CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
     Statements of Assets Available for Benefits - Century Common Stock Fund

                                                                                        Total
                                                   Company         Participant     Century Common
December 31, 1997                             Directed Portion  Directed Portion     Stock Fund
-----------------------------------------------------------------------------------------------
PLAN ASSETS
   Investments                                $  21,936,299         17,377,819      39,314,118
   Cash                                             304,381            241,104         545,485
   Contributions receivable - employer              481,963                  -         481,963
   Contributions receivable - employee                    -              4,722           4,722
----------------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                 $  22,722,643         17,623,645      40,346,288
==============================================================================================


December 31, 1996
----------------------------------------------------------------------------------------------
PLAN ASSETS
   Investments                                $  12,527,025         10,927,285      23,454,310
   Cash                                             122,802            107,165         229,967
   Contributions receivable - employer              369,015                  -         369,015
   Contributions receivable - employee                    -                288             288
----------------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                 $  13,018,842         11,034,738      24,053,580
==============================================================================================

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                  Statement of Changes in Assets Available for
                      Benefits - Century Common Stock Fund
                      For the Year Ended December 31, 1997


                                         Company     Participant      Total
                                         Directed     Directed    Century Common
                                         Portion      Portion       Stock Fund
-------------------------------------------------------------------------------

Additions to assets:
Investment income
   Net appreciation
     in fair value of investments      $ 8,161,408    6,744,312     14,905,720
   Interest income                           9,591        7,597         17,188
   Dividends - Common Stock of
      Century Telephone
        Enterprises, Inc.                  161,288      127,759        289,047
------------------------------------------------------------------------------
      Net investment income              8,332,287    6,879,668     15,211,955
------------------------------------------------------------------------------

Contributions
   Participants                                  -    1,566,011      1,566,011
   Company                               2,634,638            -      2,634,638
------------------------------------------------------------------------------
      Total contributions                2,634,638    1,566,011      4,200,649
------------------------------------------------------------------------------
      Total additions                   10,966,925    8,445,679     19,412,604
------------------------------------------------------------------------------

Deductions from assets:
   Participant withdrawals               1,296,157      576,378      1,872,535
   Other, net                               (8,767)    (102,971)      (111,738)
------------------------------------------------------------------------------
      Total deductions                   1,287,390      473,407      1,760,797
------------------------------------------------------------------------------

Net increase prior to
  interfund transfers                    9,679,535    7,972,272     17,651,807

Interfund transfers                         24,266   (1,383,365)    (1,359,099)
------------------------------------------------------------------------------

Net increase                             9,703,801    6,588,907     16,292,708

Net assets available for benefits:

   Beginning of year                    13,018,842   11,034,738     24,053,580
------------------------------------------------------------------------------

   End of year                       $  22,722,643   17,623,645     40,346,288
==============================================================================


(7)  STOCK SPLIT

     On February 25, 1998, Century Telephone Enterprises, Inc.'s Board of Directors declared a three-for-two common stock split effected as a 50% stock dividend in March 1998. Number of shares and per share data included in this report for the Century Common Stock Fund have been restated to reflect this stock split.

(8)  SUBSEQUENT EVENTS

     Effective January 1, 1998, Merrill Lynch Trust Company, FSB (Merrill Lynch) replaced BGI as Trustee of the Plan pursuant to Merrill Lynch's acquisition of the MasterWorks Division of BGI on August 29, 1997.

     On December 1, 1997, the Company acquired Pacific Telecom, Inc. (PTI) and PTI employees were thus eligible to contribute to the Plan. Prior to the acquisition, PTI employees were eligible to participate in the PacifiCorp K Plus Employee Savings Plan (PacifiCorp Plan). In January 1998 the PacifiCorp Plan assets for active PTI employees were transferred to the Plan through a plan-to-plan transaction. The total PacifiCorp Plan account balances and outstanding loans transferred to the Plan was $76,967,308.


                                                                     Schedule I

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                                                          Current
 Identity of issuer, borrower,       Description                        Current          Value Per
    lessor or similar party         of Investment            Cost        Value          Unit/Share
--------------------------------------------------------------------------------------------------

Investment in Century Common Stock  1,755,930   units/                                      22.39
                                    1,183,851*  shares  $22,385,409  39,314,118  (Note 2)   33.21*
Loan Fund (interest rates
   ranged from 9% to 12%)                   -             4,000,875   4,000,875                 -

Barclays Global Investors
   Money Market Account               545,485   units       545,485     545,485              1.00
Investments in Mutual Funds for
   Qualified Employee Benefit Plans
   Managed by Barclays
   Global Investors:
      S & P 500 Stock Fund            533,479   units     7,342,020  10,877,636  (Note 2)   20.39
      Asset Allocation Fund           681,310   units     7,612,860   8,679,893  (Note 2)   12.74
      Growth Stock Fund               573,396   units     7,724,309   8,377,309  (Note 2)   14.61
      Money Market Fund             3,706,499   units     3,706,499   3,706,499              1.00
      Bond Index Fund                 142,363   units     1,370,604   1,386,612              9.74
      Lifepath 2000 Fund                2,115   units        23,266      23,830             11.27
      Lifepath 2010 Fund               53,667   units       641,667     713,776             13.30
      Lifepath 2020 Fund               41,944   units       553,527     621,617             14.82
      Lifepath 2030 Fund               20,286   units       297,638     329,248             16.23
      Lifepath 2040 Fund               55,523   units       883,817     961,110             17.31
--------------------------------------------------------------------------------------------------
                                                        $57,087,976  79,538,008
==================================================================================================

Notes:(1) The above data is based on information which has been certified as accurate and complete by the trustee, Barclays Global Investors. Barclays Global Investors sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

      (2) These investments are greater than 5% of assets available for benefits.


       *  Adjusted to reflect stock split.  See Note 7.



                                                                     Schedule II
                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1997

                                                                                                     Current Value of
                                                           Redemption                                Asset at Date of
                                              Purchase     or Selling   Lease   Expense     Cost of    Acquisition or    Net
       Description of Transaction              Price         Price      Rental  Incurred      Asset     Disposition      Gain
------------------------------------------------------------------------------------------------------------------------------
                                               (Note 2)

Category (3) - A series of transactions
  in excess of 5% of beginning of year
  Plan assets available for benefits

Investments in Century Common Stock
  (100 purchases, 142 sales)                 $ 5,719,993    4,757,824       -        -      3,760,557    (Note 3)      997,267
Investments in Mutual Funds for Qualified
   Employee Benefit Plans Managed by
   Barclays Global Investors:
     Growth Stock Fund (88 purchases,
       149 sales)                              2,779,077     2,390,909      -        -      2,036,916    (Note 3)      353,993
     Asset Allocation Fund (99 purchases,
       125 sales)                              2,431,314     1,534,892      -        -      1,288,054    (Note 3)      246,838
     S & P 500 Stock Fund (127 purchases,
       114 sales)                              3,204,812     1,336,308      -        -        893,575    (Note 3)      442,733
     Money Market Fund (112 purchases,
       103 sales)                              3,177,168     2,122,851      -        -      2,122,851    (Note 3)            -

Notes:  (1)  The above data is based on information which has been certified as accurate and complete by the trustee, Barclays Global Investors. Barclays Global Investors sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

        (2) The purchase price denotes cost and current value of the security on the transaction date.

        (3) Current value is substantially the same as purchase price or selling price of the security on the transaction date.



                                    SIGNATURE




    Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      Century Telephone Enterprises, Inc.
                                      Dollars and Sense Plan


    June 25, 1998                     By: /s/ Ray B. Finney
                                      ---------------------
                                      Ray B. Finney
                                      Vice President, Human Resources




                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                                Index to Exhibit


     Exhibit
     Number
--------------------------------------------------------------------------------
      23.1     Independent Auditors' Consent